FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Kotler	K.	Kenneth		Fog Cutter Capital Group Inc. (FCCG)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	1410 SW Jefferson Street						11/02

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Portland	Oregon	97201						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		11/12/02				X			5,000	A	$2.25		5,000		D

*    If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Remember:    Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Option (right to buy)(1)		$2.25		11/12/02				X				5,000

	Option (right to buy)(4)		$2.70		12/31/01				A			1,500			12/31/02(2)	12/31/11

	Option (right to buy)(4)		$2.59		03/31/02				A			1,500			03/31/03(2)	03/31/12

	Option (right to buy)(4)		$3.47		06/28/02				A			1,500			06/28/03(2)	06/28/12

	Allocated shares held in trust (4)		$0.00		9/30/02				A			25,000			09/30/07(3)	09/30/07

	Option (right to buy)(4)		$3.33		9/30/02				A			1,500			09/30/03(2)	09/30/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	5,000				0

	Common Stock	1,500		$0.00		1,500		D

	Common Stock	1,500		$0.00		1,500		D

	Common Stock	1,500		$0.00		1,500		D

	Common Stock	25,000		$0.00		25,000		D

	Common Stock	1,500		$0.00		1,500		D

(1)
On November 12, 2002, Mr. Kotler exercised options to purchase 5,000 shares of Common Stock at an exercise price of $2.25 per share.
(2)
Vest 1/3 per year.
(3)
Vests in five years.
(4)
Transaction was previously reported but is reported again in order to correct certain information.

/s/ K. Kenneth Kotler	November 18, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.